UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GB&T Bancshares, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

361462104

(CUSIP Number)

Raymond D. Fortin

Corporate Executive Vice President and General Counsel

SunTrust Banks, Inc.

303 Peachtree Street NE

Atlanta, Georgia 30308

(404) 588-7165

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH A COPY TO:

C. William Baxley

King & Spalding LLP

1180 Peachtree Street NE

Atlanta, Georgia 30309

(404) 572-4600

November 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 361462104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SunTrust Banks, Inc. 58-1575035
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 -
8 SHARED VOTING POWER 1,122,581*
9 SOLE DISPOSITIVE POWER - 0 -
10 SHARED DISPOSITIVE POWER 1,122,581*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,581*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) approximately 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this “Statement”) shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

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Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, no par value per share (the “Shares”), of GB&T Bancshares, Inc., a Georgia corporation (the “Company”). The address of the principal executive offices of the Company is 500 Jesse Jewell Parkway SE, P.O. Box 2760, Gainesville, GA 30501.

Item 2.	Identity and Background.

This Statement is filed by SunTrust Banks, Inc., a Georgia corporation (“SunTrust”), with the U.S. Securities and Exchange Commission on November 9, 2007. SunTrust, with total assets of $175.9 billion as of September 30, 2007, is one of the nation’s largest financial holding companies. Through its banking subsidiaries, SunTrust provides deposit, credit, trust and investment services to a broad range of retail, business and institutional clients. Other subsidiaries provide mortgage banking, credit-related insurance, asset management, brokerage and capital market services. SunTrust operates over 1,600 retail branches and over 2,500 ATMs in Alabama, Arkansas, Florida, Georgia, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, West Virginia and the District of Columbia. SunTrust’s principal place of business and principal office is at 303 Peachtree Street NE, Atlanta, Georgia 30308.

The name, citizenship, business address and principal occupation or employment of each of the directors and executive officers of SunTrust and certain other information are set forth on Schedule 1 hereto, which is incorporated herein by reference. Neither SunTrust nor, to the best knowledge of SunTrust, any of the persons listed on Schedule 1 during the last five years has been (i) convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Certain shareholders of the Company (each a “Shareholder,” and collectively, the “Shareholders”) and SunTrust have entered into Voting Agreements, each dated November 2, 2007, which are attached hereto as Exhibits 2 through 14 (each a “Voting Agreement,” and collectively, the “Voting Agreements”) with respect to certain Shares beneficially owned by the Shareholders. Pursuant to the Voting Agreements, the Shareholders agreed to vote an aggregate of 1,122,581 Shares owned by them, as well as any Shares acquired by them after November 2, 2007 (the “Committed Shares”), in favor of the Merger Agreement (as defined in Item 4 below) and for approval of the Merger (as defined in Item 4 below). As of November 2, 2007, the Committed Shares represented approximately 8.0% of the Shares issued and outstanding. No Shares were purchased by SunTrust pursuant to the Voting Agreements, and thus no funds were used for such purpose. Exhibits 2 through 14 are specifically incorporated herein by reference to this Item 3.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), SunTrust expressly disclaims any beneficial ownership of the Committed Shares.

Item 4.	Purpose of the Transaction.

On November 2, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SunTrust. Under the terms of the Merger Agreement, the Company will merge with and into SunTrust or one of SunTrust’s subsidiaries, with SunTrust or its subsidiary continuing as the surviving entity (the “Merger”). Pursuant to the Merger Agreement, each of the issued and outstanding

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CUSIP No. 361462104	13D	Page 4 of 9 Pages

Shares (excluding Shares owned by the Company and SunTrust) will be converted into the right to receive 0.1562 shares of SunTrust common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares.

The Merger Agreement also provides that each issued and outstanding option to purchase Shares will be converted into an option to purchase the number of whole shares of SunTrust common stock equal to the number of Shares subject to the stock option multiplied by the Exchange Ratio (rounded down to the nearest whole share). The exercise price per share of the SunTrust stock option will equal the exercise price for the Company stock option divided by the Exchange Ratio. The Merger is subject to various conditions, including the approval of the shareholders of the Company and the satisfaction of other customary terms and conditions in the Merger Agreement. If the Merger is consummated as contemplated, the Shares will be eligible for termination of registration under Section 12(g)(4) of the Act.

For the term of the Voting Agreements, the Shareholders agreed that they will vote (or deliver a written consent with respect to) the Committed Shares at any annual, special or other meeting (or any adjournment thereof) or in connection with any action or consent of the shareholders of the Company, unless SunTrust votes the Committed Shares directly pursuant to the proxies granted by the Voting Agreements, (i) in favor of the adoption and approval of the Merger Agreement and the Merger, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or agreement of the Company contained in the Merger Agreement or that would result in any of the conditions to the obligations of the Company under the Merger Agreement not being fulfilled, and (iii) against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than pursuant to the Merger) or any other change of control involving the Company or any of its subsidiaries, including, but not limited to, any Alternative Transaction. For purposes of the Voting Agreements, an “Alternative Transaction” means (A) a transaction pursuant to which any person or group of persons (other than SunTrust or its affiliates), directly or indirectly acquires or would acquire more than 25% of the outstanding Shares, (B) a merger, share exchange, consolidation or other business combination involving the Company (other than the Merger), (C) a transaction pursuant to which any person or group of persons (other than SunTrust or its affiliates) acquires or would acquire more than 25% of the Company’s assets, or (D) any other consolidation, business combination, recapitalization or similar transaction involving the Company (other than the transactions contemplated by the Merger Agreement), as a result of which the holders of Shares immediately before such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and outstanding voting power of the surviving entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held Shares immediately before the consummation thereof.

The Shareholders also granted SunTrust, or any nominee of SunTrust, for the term of the Voting Agreements, an irrevocable proxy to vote the Committed Shares at every meeting of the Company’s shareholders or any adjournment thereof (i) in favor of the adoption and approval of the Merger Agreement and the Merger, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or agreement of the Company contained in the Merger Agreement or that would result in any of the conditions to the obligations of the Company under the Merger Agreement not being fulfilled, and (iii) against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than pursuant to the Merger) or any other change of control involving the Company or any of its subsidiaries, including, but not limited to, any Alternative Transaction, unless SunTrust determines to vote in favor of such action.

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CUSIP No. 361462104	13D	Page 5 of 9 Pages

In addition, during the term of the Voting Agreements, the Shareholders may not sell, transfer, assign, pledge, hypothecate, tender or otherwise dispose of or limit the Shareholders’ right to vote in any manner any of the Committed Shares, and the Shareholders have agreed to not take any action which would have the effect of preventing or disabling the Shareholders from performing their obligations under the Voting Agreements.

Furthermore, for the term of the Voting Agreements, the Shareholders have agreed that neither they nor any of their representatives or affiliates will (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Alternative Transaction or any inquiries or the making of any proposal which may lead to an Alternative Transaction, (ii) furnish any information in connection with or in response to an Alternative Transaction or an inquiry or indication of interest that could lead to an Alternative Transaction, (iii) participate in any discussion or negotiations regarding any Alternative Transaction, (iv) enter into any contract or agreement regarding any Alternative Transaction or (v) approve, endorse or recommend, or otherwise make or authorize any statement, recommendation or solicitation in support of, any Alternative Transaction.

The Voting Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement according to its terms.

The foregoing description of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the respective documents, copies of which are filed hereto as Exhibit 1 and Exhibits 2 through 14, respectively, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreements or the Merger Agreement, SunTrust has no plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, SunTrust owns no Shares. For purposes of Rule 13d-3 under the Act, however, as a result of entering into the Voting Agreements, SunTrust may be deemed to possess beneficial ownership of the Committed Shares, which represent approximately 8.0% of the issued and outstanding Shares as of the date hereof. SunTrust, however, disclaims beneficial ownership of such securities, and this Statement shall not be construed as an admission that SunTrust is the beneficial owner for any purpose of the securities subject to the Voting Agreements.

Except as described herein, neither SunTrust nor, to the knowledge of SunTrust, any person listed on Schedule 1 hereto has acquired or disposed of any Shares in the past 60 days. Parts (d) and (e) of Item 5 are not applicable.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the Voting Agreements, copies of which are filed hereto as Exhibits 2 through 14, which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Statement is incorporated herein by reference. Except as described in this Statement, there are no contracts,

Page 5 of 9 Pages

CUSIP No. 361462104	13D	Page 6 of 9 Pages

arrangements, understandings or relationships (legal or otherwise) between SunTrust and any other person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and GB&T Bancshares, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated November 6, 2007, of the Company and incorporated herein by reference).

2.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and Lowell S. Cagle.

3.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and John W. Darden.

4.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and William A. Foster III.

5.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and Bennie E. Hewett.

6.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and Richard A. Hunt.

7.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and James L. Lester.

8.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and John E. Mansour.

9.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and T. Alan Maxwell.

10.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and James H. Moore.

11.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and Samuel L. Oliver.

12.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and Alan A. Wayne.

13.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and Philip A. Wilheit.

14.	Voting Agreement, dated as of November 2, 2007, by and between SunTrust Banks, Inc. and Anna B. Williams.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 9, 2007

SUNTRUST BANKS, INC.

By	/s/ Raymond D. Fortin
Name	Raymond D. Fortin
Title	Corporate Executive Vice President and General Counsel

Page 7 of 9 Pages

Schedule 1

CERTAIN INFORMATION CONCERNING THE

DIRECTORS AND EXECUTIVE OFFICERS OF SUNTRUST BANKS, INC.

Directors and Executive Officers of SunTrust Banks, Inc. Set forth below are the name, current business address and present principal occupation or employment for each executive officer and director of SunTrust. The business address of each such executive officer and director is: c/o SunTrust Banks, Inc., 303 Peachtree Street NE, Atlanta, Georgia 30308. Unless otherwise noted, each such person is a citizen of the United States.

Directors of SunTrust Banks, Inc.	Principal Occupation or Employment Information
Robert M. Beall, II	Executive Chairman of the Board of Beall’s, Inc.; Chairman of the Board of Beall’s, Inc. and a director of FPL Group, Inc.

J. Hyatt Brown	Chairman of the Board and Chief Executive Officer of Brown and Brown, Inc.; director of FPL Group, Inc., International Speedway Corporation and Rock-Tenn Company.

Alston D. Correll	Retired; former Chairman of the Board and Chief Executive Officer of Georgia-Pacific Corporation; director of Mirant Corporation and Norfolk Southern Corp.

Jeffery C. Crowe	Chairman of the Board of Landstar System, Inc.; former Chief Executive Officer of Landstar System, Inc.

Thomas C. Farnsworth, Jr.	Chairman of the Board of Farnsworth Investment Co. and affiliated companies; former director of National Commerce Financial Corporation.

Patricia C. Frist	Partner in Frist Capital Partners; President of Frisco, Inc.

Blake P. Garrett, Jr.	Partner in Garrett and Garrett Construction and related companies; former director of National Commerce Financial Corporation.

David H. Hughes	Director of Brown and Brown, Inc. and Darden Restaurants, Inc.; former Chairman of the Board of Hughes Supply, Inc.

L. Phillip Humann	Executive Chairman and member of the Executive Committee of the Board of SunTrust Banks, Inc.; former Chief Executive Officer of SunTrust Banks, Inc.; director of Coca-Cola Enterprises, Inc., Equifax, Inc. and Haverty Furniture Companies, Inc.

E. Neville Isdell	Chairman of the Board and Chief Executive Officer of The Coca-Cola Company.

M. Douglas Ivester	President of Deer Run Investments, LLC; former Chairman of the Board and Chief Executive Officer of The Coca-Cola Company.

J. Hicks Lanier	Chairman of the Board and Chief Executive Officer of Oxford Industries, Inc.

G. Gilmer Minor III	Chairman of the Board of Directors of Owens and Minor, Inc.

Larry L. Prince	Chairman of the Executive Committee of the Board of Genuine Parts Company; director of Crawford and Company, Equifax, Inc. and John H. Harland Co.

Frank S. Royal	President and member of Frank S. Royal, M.D., P.C.; director of Chesapeake Corporation, CSX Corporation, Dominion Resources, Inc. and Smithfield Foods, Inc.

James M. Wells III	President, Chief Executive Officer, Executive Director and Chairman of the Executive Committee of the Board of SunTrust Banks, Inc.; former Chief Operating Officer of SunTrust Banks, Inc.

Karen Hastie Williams	Retired partner of Crowell and Moring LLP; director of Chubb Corporation, Continental Airlines, Inc., Gannett Company, Inc. and WGL Holdings, Inc.

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Directors of SunTrust Banks, Inc.	Principal Occupation or Employment Information
Phail Wynn, Jr.	President of Durham Technical Community College; former director of National Commerce Financial Corporation.

Executive Officers of SunTrust Banks, Inc.	Principal Occupation or Employment Information
Mark A. Chancy	Corporate Executive Vice President and Chief Financial Officer

David F. Dierker	Corporate Executive Vice President and Chief Administrative Officer

Thomas E. Freeman	Corporate Executive Vice President, Chief Credit Officer and Chief Risk Officer

Raymond D. Fortin	Corporate Executive Vice President and General Counsel

C. Eugene Kirby	Corporate Executive Vice President, Retail Banking

William R. Reed, Jr.	Vice Chairman

William H. Rogers, Jr.	Corporate Executive Vice President, Investment Management and Investment Banking

R. Charles Shufeldt	Corporate Executive Vice President, Investment Banking

Timothy E. Sullivan	Corporate Executive Vice President and Chief Information Officer

James M. Wells III	President, Chief Executive Officer, Executive Director and Chairman of the Executive Committee of the Board

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